CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

The Board of Directors

Paramount Energy Operating Corp., as Administrator of Paramount Energy Trust

We hereby consent to the reference to us in the Amended Form 40-F of Paramount Energy Trust for the period ended December 31, 2004 and to the incorporation by reference therein of our report dated March 16, 2004.

McDaniel & Associates Consultants Ltd.

“signed by P. A. Welch”

________________________________
P. A. Welch, P. Eng.

President & Managing Director

March 15, 2006 Calgary, Alberta

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6

Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com